Exhibit 99.1

Ku6 Media Co., Ltd. Enters into Definitive Merger Agreement
For Going Private Transaction

BEIJING, China, April 5, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company in China focused on User Generated Content, today announced that it had entered into a definitive Agreement and Plan of Merger (the “Agreement”) with Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly-owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Agreement, Parent will acquire the Company for cash consideration equal to US$0.0108 per ordinary share of the Company (each, a “Share”) or US$1.08 per American Depositary Share of the Company, each representing 100 Shares (each, an “ADS”). This price represents a premium of 54% over the closing price of the Company’s ADSs on January 29, 2016, the last trading date immediately prior to the Company’s announcement on February 1, 2016 that it had received a “going private” proposal, a premium of 42% over the average closing price of its ADSs during the 30 trading days prior to February 1, 2016 and a premium of 52% over the average closing price of its ADSs during the 60 trading days prior to February 1, 2016.

As of the date of the Agreement, Parent beneficially owns approximately 69.9% of the Company’s issued and outstanding Shares.

Subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), and each of the Shares issued and outstanding immediately prior to the effective time of the Merger (including Shares represented by ADSs) will be cancelled in consideration for the right to receive US$0.0108 per Share or US$1.08 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Shares (including ADSs corresponding to such Shares) beneficially owned by Parent, any Shares held by the Company or any of its subsidiaries and any Shares (including ADSs corresponding to such Shares) held by the depositary and reserved for issuance and allocation pursuant to the Company’s equity compensation plans, in each case, immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, (ii) restricted Shares (including restricted Shares represented by ADSs) issued by the Company under the Company’s equity compensation plans, each of which will be cancelled at the effective time of the Merger and thereafter represent only the right to receive the issuance of restricted shares in the surviving company in accordance with the Agreement, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Parent intends to fund the transaction through cash at hand.

The Company’s Board of Directors, acting upon the unanimous recommendation of the special committee of independent directors formed by the Board of Directors (the “Special Committee”), unanimously approved the Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger and the transactions contemplated thereby (the “Transactions”), including the Merger, and resolved to recommend that the Company’s shareholders vote to approve the Agreement and the Transactions, including the Merger. The Special Committee, which is composed solely of independent directors who are unaffiliated with Parent, Merger Sub or management of the Company, exclusively negotiated the terms of the Agreement with Parent with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close in the second half of 2016, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders holding two-thirds or more of the votes represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting, which will be convened to consider the approval of the Agreement and the Transactions, including the Merger. Parent beneficially owns sufficient Shares to approve the Agreement and the Transactions, including the Merger, and intends to vote in favor of such approval. If completed, the Transactions will result in the Company becoming a privately-held company and, if applicable, the ADSs will no longer be listed on the NASDAQ Global Market.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) is serving as financial advisor to the Special Committee, Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to the Special Committee, and Harney Westwood & Riegels is serving as Cayman Islands legal advisor to the Special Committee. Akin Gump Strauss Hauer & Feld LLP is serving as legal advisor to Duff & Phelps.

Davis Polk & Wardwell LLP is serving as U.S. legal advisor to Parent. Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Parent.

Additional Information about the Transactions

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transactions, which will include as an exhibit thereto the Agreement. All parties desiring details regarding the Transactions are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transactions, the Company will prepare and distribute a proxy statement to its shareholders. In addition, certain participants in the Transactions will prepare and distribute to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule13E-3 transaction statement, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transactions and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100028, People’s Republic of China

Phone: +86-10-5758-6813

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transactions when they are filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s Shares will be set forth in the Company’s Form 20-F. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transactions proceed.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager

Telephone: +86-10-5758-6819

ir@ku6.com

INVESTOR RELATIONS:

The Equity Group Inc.

In China

Katherine Yao

Senior Associate

+86-10-6587-6435

kyao@equityny.com

In U.S.

Adam Prior

Senior Vice President

+1-212-836-9606

aprior@equityny.com